EXHIBIT 12(a)

FPL GROUP, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,				
	2002	2001	2000	1999	1998
	(millions of dollars)				
Earnings, as defined:					
Income before cumulative effect of a change in accounting principle	$ 695	$ 781	$ 704	$ 697	$ 664
Income taxes	244	379	336	323	279
Fixed charges included in the determination of net income, as below	328	337	296	234	335
Amortization of capitalized interest	2	1	-	-	-
Distributed income of independent power investments	96	62	80	75	68
Less: Equity in earnings of independent power investments	76	81	45	50	39
Total earnings, as defined	$ 1,289	$ 1,479	$ 1,371	$ 1,279	$ 1,307
Fixed charges, as defined:					
Interest charges	$ 311	$ 324	$ 278	$ 222	$ 322
Rental interest factor	14	8	9	4	4
Fixed charges included in nuclear fuel cost	3	5	9	8	9
Fixed charges included in the determination of net income	328	337	296	234	335
Capitalized interest	91	55	23	9	2
Total fixed charges, as defined	$ 419	$ 392	$ 319	$ 243	$ 337
Ratio of earnings to fixed charges	3.08	3.77	4.30	5.26	3.88